Exhibit 99.1

Vinci Partners Press Release NOVEMBER 07 2024

VINCI PARTNERS REPORTS THIRD QUARTER 2024 EARNINGS RESULTS

Rio de Janeiro, November 07, 2024 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, reported today its third quarter 2024 earnings results.

Vinci Partners has issued a complete earnings release and a detailed presentation in the 'Quarterly Earnings' section of the company's website at: https://ir.vincipartners.com/financials/quarterly-results/

Alessandro Horta, Chief Executive Officer stated, “Vinci reached R$70 billion in AUM, posting an 8% year-over-year growth. Our efforts in raising capital for Private Market funds continue to boost our results in AUM and FRE numbers, with highlights this quarter to over half a billion reais in additional commitments, including the first coming from a global investor in our Credit Infra strategy. We also had some very exciting news since the end of the third quarter, as we announced the closing of our combination with Compass and the acquisition of Lacan. These transactions aren’t just milestones, they mark the beginning of a new era for Vinci Partners, officially establishing us as the gateway to alternative investments in Latin America. We believe these movements solidify Vinci’s status as a leading full-service player in Latin America, uniquely positioned to capitalize on the region’s high growth potential for alternative investments."

Dividends

Vinci Partners has declared a quarterly dividend of US$0.16 per share to record holders of common stock at the close of business on November 20, 2024. This dividend will be paid on December 05, 2024.

Financial Highlights

Vinci Partners posted Fee Related Earnings of R$53.8 million in the 3Q’24, or R$1.02 per common share. Adjusted Distributable Earnings for the quarter of R$57.1 million, or R$1.08 per common share.

Webcast and Earnings Conference Call

Webcast can be accessed by clicking here. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 3Q24 VINP Earnings Dial In to obtain the conference number and access code.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, private credit, special situations, infrastructure, investment products and solutions, and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a corporate advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Vinci Partners Press Release NOVEMBER 07 2024

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240